MediQuip Holdings, Inc.

Kelsey House
77 High Street
Beckenham
Kent
BR3 1AN
United Kingdom

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

November 24, 2006

We are furnishing this Information Statement to all of our shareholders of record at the close of business on November 22, 2006 of our common stock, $0.001 par value
This notice is required by Section 14(f) of the Securities
Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and
Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION BY MEDIQUIP’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO
THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

MediQuip Holdings, Inc., a Nevada corporation (“MediQuip”), has entered into an Agreement and Plan of Reorganization with SubSea Acquisition Corporation (“SubSea”), a Texas corporation that provides for the acquisition of SubSea by MediQuip. SubSea is a privately-held company that has entered into an Agreement and Plan of Reorganization with Deep Down, Inc and Strategic Offshore Services Corporation. Through Deep Down and Strategic Offshore, SubSea specializes in the provision of installation management, engineering services, support services and storage management services for the subsea controls, umbilicals & pipeline industries offshore. SubSea is an umbilical and flexible pipe installation engineering and installation management company. They also fabricate component parts for subsea distribution systems and assemblies that specialize in the development of offshore subsea fields and tie backs. These items include umbilicals, flowlines, distribution systems, pipeline terminations, controls, winches, and launch and retrieval systems, among others. They provide these services from the initial field conception phase, thru manufacturing, site integration testing, installation, topsides connections, and the final commissioning of a project. Their products and services serve the offshore industry and are used in deep-water exploration and production of oil and gas. The acquisition is expected to be completed on or about December 14, 2006. As a result of the acquisition, the shareholders of SubSea (hereafter referred to as “Deep Down” and its shareholders as the “Deep Down Shareholders”) will own a majority of the voting stock of MediQuip, which will change its name to Deep Down, Inc. The acquisition will not require the approval of shareholders of MediQuip.

Under the Agreement and Plan of Reorganization, Robert E. Chamberlain, Jr., President and Chief Executive Officer of Subsea will be appointed Chairman of the Board of directors of MediQuip. All officers and directors of MediQuip will resign their posts immediately. Robert E. Chamberlain, Jr. will be appointed Chairman and director; Ronald E. Smith will be appointed President, Chief Executive Officer and Director; John C. Siedhoff will be appointed Chief Financial Officer, Treasurer; and director; Daniel L. Ritz, Jr. will be appointed director; and Mary L. Budrunas will be appointed Secretary. David Francis and all the present officers and directors will resign from these positions with the parent company upon the appointment of the new officers and directors. Messrs. Chamberlain, Siedhoff, Ritz, and Budrunas as officers and additional directors will not begin their terms until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to MediQuip’s shareholders and completion of the acquisition.

Because of the change in ownership and the composition of the board upon completion of the acquisition, there will be a change in control of MediQuip.

Proposed Executive Officers and Directors After the Acquisition

NAME	AGE	POSITION

Robert E. Chamberlain, Jr.	47	Chairman & Director

Ronald E. Smith	48	President, CEO & Director

John C. Siedhoff	47	Chief Financial Officer, Treasurer & Director

Daniel L. Ritz	45	Director

Mary L. Budrunas	55	Secretary

Mr. Chamberlain Prior to his association with Deep Down, Mr. Chamberlain has served as a trusted corporate advisor to large and small businesses nationwide; served on the board of directors of public and private companies; served as Chairman and CEO of public and private companies, and has been instrumental in many “going public” transactions. His industry experience includes numerous and various industries including energy, pipelines, telecommunications, aerospace, defense, distribution, manufacturing, construction, retailing, professional sports franchises and financial services. After graduating with a B.S. in Chemical Engineering and a B.S. in Biomedical Engineering from Northwestern University's Technological Institute, Robert went on to further his education by earning an MBA from Northwestern University's Kellogg Graduate School of Management. During the years 1986 to 1992, Robert was employed by Solomon Brothers Inc. where he served in the areas of Corporate Finance as Associate (1986 to 1988) and as Vice President (1989 to 1992), where his responsibilities included mergers, acquisitions, leveraged buyouts, merchant banking, divestitures, restructurings and new product development. From 1992 through 1995, Robert served as Vice President for Laidlaw Securities and Dickinson & Co. where he was responsible for generating public and private equity transactions. Prior to founding Genesis in 1997, Robert founded Capital Consulting Group which assisted small emerging growth companies with access to capital and the development of well-articulated strategic objectives.

Mr. Smith Prior to his association with Deep Down, Mr. Smith co-founded Deep Down (predecessor) in 1997. Mr. Smith graduated from Texas A&M University with a Bachelor of Science degree in Ocean Engineering in 1981. Mr. Smith worked both onshore and offshore in management positions for Ocean Drilling and Exploration Company (ODECO), Oceaneering Multiflex, Mustang Engineering and Kvaerner before founding Deep Down. Mr. Smith’s interests include all types of offshore technology, nautical innovations, state of the art communications, diving technology, hydromechanics, naval architecture, dynamics of offshore structures, diving technology and marketing of new or innovative concepts. Mr. Smith is directly responsible for the invention or development of many innovative solutions for the offshore industry, including the first steel tube flying lead installation system.

Mr. Siedhoff Prior to his association with Deep Down, Mr. Siedhoff graduated from Iowa State University in 1982 and holds a Bachelor of Science degree in Mechanical Engineering. Mr. Siedhoff has spent the past 24 years with manufacturing companies in the petrochemical, industrial and offshore domains. He started working in operations with his first turnaround opportunity and has purchased and operated six manufacturing companies since 1996. He has served on the Board of Directors for many different companies and has spent considerable time assisting companies in need of his operational and financial skills.

Mr. Ritz Prior to his association with Deep Down, Mr. Ritz served as President of Institutional Capital Management, Inc., a NASD Broker-Dealer; and as Chairman of Dynalyst Manufacturing Company. In 1997, Mr. Ritz formed ICM to pursue a platform for supporting various entrepreneurial endeavors. Mr. Ritz graduated from Texas A&M University in 1984 in Petroleum Engineering. Mr. Ritz is also a controlling principal of CapNet Securities.

Ms. Budrunas co-founded Deep Down (predecessor) in 1997. Ms. Budrunas was one of the first employees of Mustang Engineering Corporation and spent many years in procurement prior to joining Deep Down, Inc. Ms. Budrunas also has many years of offshore international experience in Asia.

DEEP DOWN

Through Deep Down and Strategic Offshore, SubSea specializes in the provision of installation management, engineering services, support services and storage management services for the subsea controls, umbilicals & pipeline industries offshore. SubSea is an umbilical and flexible pipe installation engineering and installation management company. They also fabricate component parts for subsea distribution systems and assemblies that specialize in the development of offshore subsea fields and tie backs. These items include umbilicals, flowlines, distribution systems, pipeline terminations, controls, winches, and launch and retrieval systems, among others. They provide these services from the initial field conception phase, thru manufacturing, site integration testing, installation, topsides connections, and the final commissioning of a project. Their products and services serve the offshore industry and are used in deep-water exploration and production of oil and gas.

Deep Down’s principal office is in Channelview, Texas. Deep Down presently has 40 employees.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of November 13, 2006, regarding beneficial ownership of Common Stock by (i) each person known by MediQuip to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of MediQuip, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of MediQuip after giving effect to the acquisition. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o MediQuip Holdings, Inc., Kelsey House77 High Street Beckenham, KentBR3 1AN,United Kingdom

	Current Holdings		After Closing Acquisition
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(3)	Percentage of Total	Amount and Nature of Beneficial Ownership(3)	Percentage of Total
Daniel L. Ritz 2500 City West Blvd.Suite 700 Houston, Texas 77042			25,000,000	30.17
John C. Siedhoff 9321 Escondido Drive Willis, Texas 77318			25,000,000	30.17
Robert E. Chamberlain, Jr. P.O. Box 890125 Houston, Texas 77289-0125			25,000,000	30.17
David Francis (1)	3,918,906 (2)	92.99	-0-	-0-
Nicola Rodker (1)	34,688.82		34,688	>.01
Steve O’Toole (1)	7,969.19		7,969	>.01
Robert Powell (1)	-0-		-0-	-0-
Current Holdings Total	3,961,563	94
Executive Officers and directors	3,961,563		75,000,000	90.51

(1) The address of all named persons is Kelsy House, 77 High Street, Beckenham, Kent, UK. BR3 1AN.

(2) All shares are Series A Preferred, each convertible on or after March 31, 2007 into eight (8) common shares (31,351,250) and vote on an as converted basis of eight (8) votes per preferred share.

(3) As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). Except as otherwise noted, it is believed by MediQuip that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the common stock of MediQuip.